UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO.___)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)                                                                        ☐
Securities Act Rule 802 (Exchange Offer)                                                                        ☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)                                                    ☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)                                               ☐
Exchange Act Rule 14e-2(d) (Subject Company Response)                                         ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)                                 ☐

 Note:  Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

TITAN EUROPE PLC
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

United Kingdom
(Jurisdiction of Subject Company’s Incorporation or Organization)

TITAN INTERNATIONAL, INC.
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Arden Partners plc
Attn: Steve Douglas
125 Broad Street, London, EC2N 1AR
Telephone:  +44 (0) 121 423 8943
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 10, 2012
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.                      Home Jurisdiction Documents

(a)	The following document is attached as an exhibit to this Form:

Recommended Share Offer by Titan International, Inc. to acquire the entire capital of Titan Europe Plc (other than those shares already owned by Titan Luxembourg S.a.r.l.), a copy of which is furnished as Exhibit 99 to this Form CB.

(b)	Not applicable.

Item 2.                      Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in paragraph 16 of Exhibit 99 under the heading “Notice of US Shareholders of Titan Europe Shares,” with a prominent cross-reference on page 3 of Exhibit 99.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable

PART III – CONSENT TO SERVICE OF PROCESS

Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TITAN INTERNATIONAL, INC.

Date:	August 10, 2012	By:	/s/ PAUL G. REITZ
Paul G. Reitz
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT INDEX

Exhibit No.	Description
99	Recommended Share Offer by Titan International, Inc. to acquire the entire capital of Titan Europe Plc (other than those shares already owned by Titan Luxembourg S.a.r.l.)